

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2021

Kenneth M. Reali
Chief Executive Officer
Bioventus Inc.
4721 Emperor Boulevard, Suite 400
Durham, North Carolina 27703

      Re: Bioventus Inc.
          Registration Statement on Form S-4
          Filed September 8, 2021
          File No. 333-259392

Dear Mr. Reali:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at 202-551-6761 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Wesley Holmes